DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Darryl Steinhause darryl.steinhause@dlapiper.com T 858.638.6702 F 858.638.5002

April 20, 2016

VIA EDGAR AND OVERNIGHT MAIL

Sandra B. Hunter

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Cottonwood Multifamily REIT I, Inc.
Draft Offering Statement on Form 1-A
Filed February 29, 2016
File No. 024-10527

Dear Ms. Hunter:

This letter is submitted on behalf of Cottonwood Multifamily REIT I, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 15, 2016 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (File No. 024-10527) submitted for review to the Commission on February 26, 2016, relating to the Company’s offering of up to $50,000,000 shares of common stock (the “Offering Statement”). The responses provided are based on information provided to DLA Piper, LLP (US) from the Company. The Company is concurrently submitting for review Amendment No. 2 to the draft Offering Statement (the “Amendment No. 2”), which includes changes in response to the Staff’s comments and other applicable changes. We have enclosed with this letter a copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Offering Statement. A marked copy of the Amended Submission has been mailed to the Staff.

For your convenience, the Staff’s headers and numbering have been reproduced in italics herein, followed by the Company’s responses to each comment. Page references in the SEC’s comment refer to the Offering Statement and page references in the responses refer to the Amendment No. 2. Defined terms used herein but not otherwise defined have the meanings given to them in the Amendment No. 2.

Cover Page

1.	We note your revised Use of Proceeds tabular disclosure reflecting the dollar amount and percentage represented by the organization and offering expenses to be paid by your sponsor. Please revise the table on your cover page to reflect these fees as well.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the table on the cover page of its offering circular to include the selling commissions, managing broker-dealer fee and organizational and offering expenses. See the cover page of Amendment No. 2.

Sandra B. Hunter

April 20, 2016

Page Two

Plan of Distribution

Subscription Procedures, page 42

2.	Please revise your disclosure to clarify whether investors will be able to revoke or withdraw subscription agreements submitted prior to the qualification date and, if so, please describe this procedure. If there are no such arrangements, please so state.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised its offering circular to clarify that it will not accept subscription agreements until the Commission has qualified the offering. See page 44 of Amendment No. 2.

Stock Ownership, page 58

3.	Please disclose the natural person(s) with voting and/or investment control of the shares held by Cottonwood Residential O.P., LP.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised its offering circular to disclose the natural persons with voting and investment control of the shares held by Cottonwood Residential O.P., LP. See page 60 of Amendment No. 2.

Prior Performance Summary

Prior Programs with Adverse Results, page 76

4.	We note your response to comment 13 of our letter and your revised disclosure. Please revise to disclose all major adverse business developments or conditions experienced by any prior program that would be material to investors in this program, not just those programs that had been liquidated as of December 31, 2015, or advise us why no such additional disclosure is material.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised its offering circular to clarify that the prior programs listed include all prior programs that experienced major adverse business

Sandra B. Hunter

April 20, 2016

Page Three

developments or conditions that would be material to investors in this program. See page 78 of Amendment No. 2. Further, in accordance with telephone conversations with the Staff on April 18, 2016, we have revised the information regarding our sponsor to remove rates of returns experienced by investors in our sponsor. See page 75 of Amendment No. 2.

Signatures

5.	When filing an amendment to the Offering Statement, please arrange for it to be executed by the Company’s Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer in accordance with Rule 252 of Regulation A.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised its offering circular to include signatures by the Company’s Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer. See the signature page of Amendment No. 2.

Exhibit 15.1 – Prior Performance Tables

6.	We note your response to comment 17 of our letter and your revised disclosure, stating that your sponsor’s prior real estate programs had investment objectives that were “generally tax driven.” Please revise to clarify how the investment objectives of your sponsor’s prior real estate programs differed from yours.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised its offering circular to clarify how the investment objectives of the sponsor’s prior real estate programs differ from the Company’s investment objectives. See Exhibit 15.1 of Amendment No. 2.

Table III – Annual Operating Results of Prior Programs

7.	We note your response to comment 19 of our letter. Please advise us how you determined for which prior programs to present Table III disclosure. Please note that Guide 5 limits Table III disclosure to “programs the offerings of which closed in the most recent five years.” Please also refer to CF Disclosure Guidance Topic No. 6.

Sandra B. Hunter

April 20, 2016

Page Four

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised the prior performance description in its offering circular to include only the last 5 prior operating real estate programs and the last 5 completed real estate programs. In addition, in accordance with telephone conversations with the Staff on March 24, 2016 and April 18, 2016, the Company has eliminated the operating information regarding properties owned by the Company’s sponsor. See Exhibit 15.1 of Amendment No. 2.

Exhibits

8.	We note that counsel assumes in exhibit 12.1, Legal Opinion, that upon the issuance of any of the Shares, the total number of Shares issued and outstanding will not exceed the total number of Shares that the Company is then authorized to issue under the Charter. Please revise to clarify that you have sufficient authorized shares as of the date of the opinion. In addition, we note that your previously filed legal and tax opinions are undated. Please confirm that you intend to file final, dated opinions prior to qualification.

Response to Comment No. 8

In response to the Staff’s comment, the applicable assumption in the Legal Opinion was updated to provide that the Company will not issue any shares of capital stock other than the Shares. The final, dated legal and tax opinions will be included in the final filing of the Offering Statement.

If you have any questions or would like additional information regarding the offering please contact me at (858) 638-6702 or Amy Giannamore at (858) 677-1497.

Sincerely,

DLA Piper LLP (US)

/s/ Darryl Steinhause

Partner

DS